July 31, 2026	Registration Statement Nos. 333-293684 and 333-293684-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

$6,172,000

Auto Callable Accelerated Barrier Notes Linked to the S&P 500® Futures Excess Return Index due February 5, 2032

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

●The notes are designed for investors who seek early exit prior to maturity at a premium if, on the Review Date, the closing level of the S&P 500® Futures Excess Return Index, which we refer to as the Index, is at or above the Call Value.

●The date on which an automatic call may be initiated is August 6, 2027.

●The notes are also designed for investors who seek an uncapped return of 3.75 times any appreciation of the Index at maturity, if the notes have not been automatically called.

●Investors should be willing to forgo interest payments and be willing to accept the risk of losing some or all of their principal amount at maturity.

●The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

●Minimum denominations of $1,000 and integral multiples thereof

●The notes priced on July 31, 2026 and are expected to settle on or about August 5, 2026.

●CUSIP: 46661KUZ9

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-12 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)(3)	Proceeds to Issuer
Per note	$1,000	—	$1,000
Total	$6,172,000	—	$6,172,000
(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) All sales of the notes will be made to certain fee-based advisory accounts for which an affiliated or unaffiliated broker-dealer is an investment adviser. These broker-dealers will forgo any commissions related to these sales. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(3) J.P. Morgan Securities LLC, which we refer to as JPMS, will pay a structuring fee of $6.50 per $1,000 principal amount note with respect to $5,703,000 aggregate principal amount of notes to affiliated or unaffiliated dealers. These dealers will forgo any structuring fee with respect to the remaining notes.

The estimated value of the notes, when the terms of the notes were set, was $985.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 3-I dated April 17, 2026, underlying supplement no. 1-I dated April 17, 2026, the prospectus and prospectus supplement, each dated April 17, 2026

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, a direct, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Index: The S&P 500® Futures Excess Return Index (Bloomberg ticker: SPXFP)

Call Premium Amount: $120.00 per $1,000 principal amount note

Call Value: 100.00% of the Initial Value

Upside Leverage Factor: 3.75

Barrier Amount: 80.00% of the Initial Value, which is 478.736

Pricing Date: July 31, 2026

Original Issue Date (Settlement Date): On or about August 5, 2026

Review Date*: August 6, 2027

Call Settlement Date*: August 11, 2027

Observation Date*: February 2, 2032

Maturity Date*: February 5, 2032

* Subject to postponement in the event of a market disruption event as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Automatic Call:

If the closing level of the Index on the Review Date is greater than or equal to the Call Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Call Premium Amount, payable on the Call Settlement Date. No further payments will be made on the notes.

If the notes are automatically called, you will not benefit from the Upside Leverage Factor that applies to the payment at maturity if the Final Value is greater than the Initial Value. Because the Upside Leverage Factor does not apply to the payment upon an automatic call, the payment upon an automatic call may be significantly less than the payment at maturity for the same level of appreciation in the Index.

Payment at Maturity:

If the notes have not been automatically called and the Final Value is greater than the Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return × Upside Leverage Factor)

If the notes have not been automatically called and the Final Value is equal to the Initial Value or is less than the Initial Value but greater than or equal to the Barrier Amount, you will receive the principal amount of your notes at maturity.

If the notes have not been automatically called and the Final Value is less than the Barrier Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return)

If the notes have not been automatically called and the Final Value is less than the Barrier Amount, you will lose more than 20.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

Index Return:

(Final Value – Initial Value)
Initial Value

Initial Value: The closing level of the Index on the Pricing Date, which was 598.42

Final Value: The closing level of the Index on the Observation Date

PS-1| Structured Investments Auto Callable Accelerated Barrier Notes Linked to the S&P 500® Futures Excess Return Index

Supplemental Terms of the Notes

The notes are not futures contracts or swaps and are not regulated under the Commodity Exchange Act, as amended (the “Commodity Exchange Act”).  The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute.  Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

PS-2| Structured Investments Auto Callable Accelerated Barrier Notes Linked to the S&P 500® Futures Excess Return Index

Hypothetical Payout Profile

Payment upon an Automatic Call

Review Date
Call Value	Compare the closing level of the Index to the Call Value on the Review Date.
	The closing level of the Index is greater than or equal to the Call Value.	Automatic Call
The notes will be automatically called on the Call Settlement Date and you will receive (a) $1,000 plus (b) the Call Premium Amount. No further payments will be made on the notes.
	The closing level of the Index is less than the Call Value.	No Automatic Call
The notes will not be automatically called. Proceed to the Observation Date.

Payment at Maturity If the Notes Have Not Been Automatically Called

Review Date	Observation Date	Payment at Maturity
	The Final Value of the Index is greater than the Initial Value.	You will receive: $1,000 + ($1,000 × Index Return × Upside Leverage Factor)
The notes have not been automatically called. Proceed to the payment at maturity.
	The Final Value of the Index is equal to the Initial Value or is less than the Initial Value but greater than or equal to the Barrier Amount.	You will receive the principal amount of your notes.

	The Final Value of the Index is less than the Barrier Amount.	You will receive: $1,000 + ($1,000 × Index Return) Under these circumstances, you will lose some or all of your principal amount at maturity.

Call Premium Amount

The Call Premium Amount per $1,000 principal amount note if the notes are automatically called is $120.00.

PS-3| Structured Investments Auto Callable Accelerated Barrier Notes Linked to the S&P 500® Futures Excess Return Index

Payment at Maturity If the Notes Have Not Been Automatically Called

The following table illustrates the hypothetical total return and payment at maturity on the notes linked to a hypothetical Index. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns and payments set forth below assume the following:

●the notes have not been automatically called;

●an Initial Value of 100.00;

●an Upside Leverage Factor of 3.75; and

●a Barrier Amount of 80.00 (equal to 80.00% of the hypothetical Initial Value).

The hypothetical Initial Value of 100.00 has been chosen for illustrative purposes only and does not represent the actual Initial Value. The actual Initial Value is the closing level of the Index on the Pricing Date and is specified under “Key Terms – Initial Value” in this pricing supplement. For historical data regarding the actual closing levels of the Index, please see the historical information set forth under “The Index” in this pricing supplement.

Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table have been rounded for ease of analysis.

Final Value	Index Return	Total Return on the Notes	Payment at Maturity
165.00	65.00%	243.75%	$3,437.50
150.00	50.00%	187.50%	$2,875.00
140.00	40.00%	150.00%	$2,500.00
130.00	30.00%	112.50%	$2,125.00
120.00	20.00%	75.00%	$1,750.00
110.00	10.00%	37.50%	$1,375.00
105.00	5.00%	18.75%	$1,187.50
101.00	1.00%	3.75%	$1,037.50
100.00	0.00%	0.00%	$1,000.00
95.00	-5.00%	0.00%	$1,000.00
90.00	-10.00%	0.00%	$1,000.00
80.00	-20.00%	0.00%	$1,000.00
79.99	-20.01%	-20.01%	$799.90
70.00	-30.00%	-30.00%	$700.00
60.00	-40.00%	-40.00%	$600.00
50.00	-50.00%	-50.00%	$500.00
40.00	-60.00%	-60.00%	$400.00
30.00	-70.00%	-70.00%	$300.00
20.00	-80.00%	-80.00%	$200.00
10.00	-90.00%	-90.00%	$100.00
0.00	-100.00%	-100.00%	$0.00

PS-4| Structured Investments Auto Callable Accelerated Barrier Notes Linked to the S&P 500® Futures Excess Return Index

How the Notes Work

Upside Scenario If Automatic Call:

If the closing level of the Index on the Review Date is greater than or equal to the Call Value, the notes will be automatically called and investors will receive on the Call Settlement Date the $1,000 principal amount plus the Call Premium Amount of $120.00. No further payments will be made on the notes.

●If the closing level of the Index increases 20.00% as of the Review Date, the notes will be automatically called and investors will receive a return equal to 12.00%, or $1,120.00 per $1,000 principal amount note.

Upside Scenario If No Automatic Call:

If the notes have not been automatically called and the Final Value is greater than the Initial Value, investors will receive at maturity the $1,000 principal amount plus a return equal to the Index Return times the Upside Leverage Factor of 3.75.

●If the notes have not been automatically called and the closing level of the Index increases 10.00%, investors will receive at maturity a return equal to 37.50%, or $1,375.00 per $1,000 principal amount note.

Par Scenario:

If the notes have not been automatically called and the Final Value is equal to the Initial Value or is less than the Initial Value but greater than or equal to the Barrier Amount of 80.00% of the Initial Value, investors will receive at maturity the principal amount of their notes.

Downside Scenario:

If the notes have not been automatically called and the Final Value is less than the Barrier Amount of 80.00% of the Initial Value, investors will lose 1% of the principal amount of their notes for every 1% that the Final Value is less than the Initial Value.

●For example, if the notes have not been automatically called and the closing level of the Index declines 30.00%, investors will lose 30.00% of their principal amount and receive only $700.00 per $1,000 principal amount note at maturity.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called.  These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement.

●YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —
The notes do not guarantee any return of principal. If the notes have not been automatically called and the Final Value is less than the Barrier Amount, you will lose 1% of the principal amount of your notes for every 1% that the Final Value is less than the Initial Value. Accordingly, under these circumstances, you will lose more than 20.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

●CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —
Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

●AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT ACTIVITIES AND HAS LIMITED ASSETS —
As a finance subsidiary of JPMorgan Chase & Co., we have no independent activities beyond the issuance and administration of our securities and the collection of intercompany obligations. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of JPMorgan Chase & Co. to make payments under loans made by us to JPMorgan Chase & Co. or under other intercompany agreements. As a result, we are dependent upon payments from JPMorgan Chase & Co. to meet our obligations under the notes. We are not an operating subsidiary of JPMorgan Chase & Co. and in a bankruptcy or resolution of JPMorgan Chase & Co. we are not expected to have sufficient resources to meet our obligations in respect of the notes as they come due. If JPMorgan Chase & Co. does not make payments to us and we are unable to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co. For more information, see “Risk Factors — Holders of securities issued by JPMorgan Financial may be subject to losses if JPMorgan Chase & Co. were to enter into a resolution” in the accompanying prospectus supplement.

●IF THE NOTES ARE AUTOMATICALLY CALLED, THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED TO THE CALL PREMIUM AMOUNT PAID ON THE NOTES,
regardless of any appreciation of the Index, which may be significant. In addition, if the notes are automatically called, you will not benefit from the Upside Leverage Factor that applies to the payment at maturity if the Final Value is greater than the Initial Value.  Because the Upside Leverage Factor does not apply to the payment upon an automatic call, the payment upon an automatic call may be significantly less than the payment at maturity for the same level of appreciation in the Index.

PS-5| Structured Investments Auto Callable Accelerated Barrier Notes Linked to the S&P 500® Futures Excess Return Index

●POTENTIAL CONFLICTS —
We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

●JPMORGAN CHASE & CO. IS CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE S&P 500® INDEX, THE INDEX UNDERLYING THE UNDERLYING FUTURES CONTRACTS OF THE INDEX,
but JPMorgan Chase & Co. will not have any obligation to consider your interests in taking any corporate action that might affect the level of the Index.

●THE INDEX IS SUBJECT TO SIGNIFICANT RISKS ASSOCIATED WITH THE UNDERLYING FUTURES CONTRACTS —
The Index tracks the excess return of the Underlying Futures Contracts.  The price of an Underlying Futures Contract depends not only on the level of the underlying index referenced by the Underlying Futures Contract, but also on a range of other factors, including but not limited to the performance and volatility of the U.S. stock market, corporate earnings reports, geopolitical events, governmental and regulatory policies and the policies of the Chicago Mercantile Exchange (the “Exchange”) on which the Underlying Futures Contracts trade.  In addition, the futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  These factors and others can cause the prices of the Underlying Futures Contracts to be volatile and could adversely affect the level of the Index and any payments on, and the value of, your notes.

●SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE UNDERLYING FUTURES CONTRACTS MAY ADVERSELY AFFECT THE VALUE OF YOUR NOTES —
Futures markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, the participation of speculators, and government regulation and intervention.  In addition, futures exchanges generally have regulations that limit the amount of the Underlying Futures Contract price fluctuations that may occur in a single day.  These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of those limits is referred to as a “limit price.”  Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time.  Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices.  These circumstances could delay the calculation of the level of the Index and could adversely affect the level of the Index and any payments on, and the value of, your notes.

●THE PERFORMANCE OF THE INDEX WILL DIFFER FROM THE PERFORMANCE OF THE INDEX UNDERLYING THE UNDERLYING FUTURES CONTRACTS —
A variety of factors can lead to a disparity between the performance of a futures contract on an equity index and the performance of that equity index, including the expected dividend yields of the equity securities included in that equity index, an implicit financing cost associated with futures contracts and policies of the exchange on which the futures contracts are traded, such as margin requirements. Thus, a decline in expected dividends yields or an increase in margin requirements may adversely affect the performance of the Index. In addition, the implicit financing cost will negatively affect the performance of the Index, with a greater negative effect when market interest rates are higher. During periods of high market interest rates, the Index is likely to underperform the equity index underlying the Underlying Futures Contracts, perhaps significantly.

●NEGATIVE ROLL RETURNS ASSOCIATED WITH THE UNDERLYING FUTURES CONTRACTS MAY ADVERSELY AFFECT THE LEVEL OF THE INDEX AND THE VALUE OF THE NOTES —
The Index tracks the excess return of the Underlying Futures Contracts.  Unlike common equity securities, futures contracts, by their terms, have stated expirations.  As the exchange-traded Underlying Futures Contracts approach expiration, they are replaced by contracts of the same series that have a later expiration.  For example, an Underlying Futures Contract notionally purchased and held in June may specify a September expiration date.  As time passes, the contract expiring in September is replaced by a contract for delivery in December.  This is accomplished by notionally selling the September contract and notionally purchasing the December contract.  This process is referred to as “rolling.”  Excluding other considerations, if prices are higher in the distant delivery months than in the nearer delivery months, the notional purchase of the December contract would take place at a price that is higher than the price of the September contract, thereby creating a negative “roll return.”  Negative roll returns adversely affect the returns of the Underlying Futures Contracts and, therefore, the level of the Index and any payments on, and the value of, the notes.  Because of the potential effects of negative roll returns, it is possible for the level of the Index to decrease significantly over time, even when the levels of the underlying index referenced by the Underlying Futures Contracts are stable or increasing.

●THE BENEFIT PROVIDED BY THE BARRIER AMOUNT MAY TERMINATE ON THE OBSERVATION DATE —
If the notes have not been automatically called and the Final Value is less than the Barrier Amount, the benefit provided by the Barrier Amount will terminate and you will be fully exposed to any depreciation of the Index.

●THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT —
If your notes are automatically called, the term of the notes may be reduced to as short as approximately one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk. Even in cases where the notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.

●THE NOTES DO NOT PAY INTEREST.

●YOU WILL NOT HAVE ANY RIGHTS WITH RESPECT TO THE E-MINI® S&P 500® FUTURES CONTRACTS (THE “UNDERLYING FUTURES CONTRACTS”) OR THE SECURITIES INCLUDED IN THE INDEX UNDERLYING THE UNDERLYING FUTURES CONTRACTS.

●THE RISK OF THE CLOSING LEVEL OF THE INDEX FALLING BELOW THE BARRIER AMOUNT IS GREATER IF THE LEVEL OF THE INDEX IS VOLATILE.

PS-6| Structured Investments Auto Callable Accelerated Barrier Notes Linked to the S&P 500® Futures Excess Return Index

●LACK OF LIQUIDITY —
The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

●THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —
The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with structuring and hedging the notes are included in the original issue price of the notes. These costs include the structuring fee, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, the estimated cost of hedging our obligations under the notes and the fees, if any, paid for third-party data analytics and/or electronic platform services. See “The Estimated Value of the Notes” in this pricing supplement.

●THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —
See “The Estimated Value of the Notes” in this pricing supplement.

●THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —
The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

●THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —
We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

●SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —
Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude the structuring fee and (b) may exclude projected hedging profits, if any, estimated hedging costs and fees, if any, paid for third-party data analytics and/or electronic platform services that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount and/or fees for use of an electronic platform to facilitate secondary market activity. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

●SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —
The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the structuring fee, projected hedging profits, if any, estimated hedging costs and the level of the Index. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

●OTHER KEY RISK:

oTHE INDEX COMPRISES NOTIONAL ASSETS AND LIABILITIES.  THERE IS NO ACTUAL PORTFOLIO OF ASSETS TO WHICH ANY PERSON IS ENTITLED OR IN WHICH ANY PERSON HAS ANY OWNERSHIP INTEREST.

PS-7| Structured Investments Auto Callable Accelerated Barrier Notes Linked to the S&P 500® Futures Excess Return Index

The Index

The S&P 500® Futures Excess Return Index measures the performance of a rolling position in the nearest maturing quarterly E-mini® S&P 500® futures contracts (Symbol: ES) (the “Underlying Futures Contracts”) trading on the Chicago Mercantile Exchange. E-mini® S&P 500® futures contracts are U.S. dollar-denominated futures contracts based on the S&P 500® Index.  The S&P 500® Index consists of stocks of 500 companies selected to provide a performance benchmark for the large market capitalization segment of the U.S. equity markets.  For additional information about the S&P 500® Futures Excess Return Index, see “Equity Futures Index Descriptions — The S&P® 500 Futures Excess Return Index” in the accompanying underlying supplement.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical closing levels of the Index from January 8, 2021 through July 31, 2026. The closing level of the Index on July 31, 2026 was 598.42. We obtained the closing levels above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Review Date or the Observation Date. There can be no assurance that the performance of the Index will result in the return of any of your principal amount.

Historical Performance of the S&P 500® Futures Excess Return Index Source: Bloomberg
PS-8| Structured Investments Auto Callable Accelerated Barrier Notes Linked to the S&P 500® Futures Excess Return Index

Tax Treatment

You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “United States Federal Taxation — Tax Consequences to U.S. Holders — Program Securities Treated as Prepaid Financial Contracts That are Open Transactions” in the accompanying prospectus supplement. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations. Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2027 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, our special tax counsel is of the opinion that Section 871(m) should not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

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The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with structuring and hedging the notes are included in the original issue price of the notes. These costs include the structuring fee paid to other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, the estimated cost of hedging our obligations under the notes and the fees, if any, paid for third-party data analytics and/or electronic platform services. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs, our internal secondary market funding rates for structured debt issuances and the fees paid for third-party data analytics and/or electronic platform services. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Payout Profile” and “How the Notes Work” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Index” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the structuring fee paid to other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes, plus the fees, if any, paid for third-party data analytics and/or electronic platform services.

Supplemental Plan of Distribution

All sales of the notes will be made to certain fee-based advisory accounts for which an affiliated or unaffiliated broker-dealer is an investment adviser. These broker-dealers will forgo any commissions related to these sales. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

JPMS will pay a structuring fee of $6.50 per $1,000 principal amount note with respect to $5,703,000 aggregate principal amount of notes to other affiliated or unaffiliated dealers. These dealers will forgo any structuring fee with respect to the remaining notes.

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Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been issued by JPMorgan Financial pursuant to the indenture, the trustee and/or paying agent has made, in accordance with the instructions from JPMorgan Financial, the appropriate entries or notations in its records relating to the master global note that represents such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (x)(i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee or (y) the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of the stated principal amount upon acceleration of the notes to the extent determined to constitute unearned interest. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act, except that such counsel expresses no opinion as to (i) any law, rule or regulation that is applicable to JPMorgan Financial or JPMorgan Chase & Co., the indenture, the notes, the related guarantee (together with the indenture and the notes, the “Documents”) or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the Documents or any of its affiliates due to the specific assets or business of such party or such affiliate or (ii) any law, rule or regulation relating to national security. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 24, 2026, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on February 24, 2026.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●Product supplement no. 3-I dated April 17, 2026:
http://www.sec.gov/Archives/edgar/data/19617/000121390026045198/ea0285802-20_424b2.pdf

●Underlying supplement no. 1-I dated April 17, 2026:
http://www.sec.gov/Archives/edgar/data/19617/000121390026045209/ea0285802-11_424b2.pdf

●Prospectus supplement and prospectus, each dated April 17, 2026:
http://www.sec.gov/Archives/edgar/data/19617/000095010326005889/crt_dp245141-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

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